EXHIBIT 99.1 E

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

January 22, 2013

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on January 22, 2013.

Item 4.	Summary of Material Change

The Company reported assays from a new, previously unknown zone of copper and silver mineralization in the historic Central Bullion target area.  RRB12-03, a core hole completed in November, intersected 65 feet of 3.06 oz silver per short ton with 0.80% copper and 0.08% molybdenum from 45 to 110 feet within a 250 foot thick zone of 1.3 oz Ag/st and 0.25% Cu, and a second higher-grade zone of 44 feet of 6.42 oz silver per short ton with 2.48% copper from 913 to 957 feet within a 187 foot thick zone of 1.7 oz Ag/st and 0.78% C

Item 5.                  Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

January 22, 2013

GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary Official Capacity
Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD DISCOVERS A NEW ZONE OF SILVER AND COPPER MINERALIZATION ON ITS CENTRAL BULLION AREA  AT THE RAILROAD   PROJECT, CARLIN GOLD TREND, NEVADA.

January 22, 2013 – Vancouver, B.C., - Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT: GSV) (“Gold Standard” or the “Company” www.goldstandardv.com) today reported assays from a new, previously unknown zone of copper and silver mineralization in the historic Central Bullion target area.  RRB12-03, a core hole completed in November, intersected 65 feet of 3.06 oz silver per short ton with 0.80% copper and 0.08% molybdenum from 45 to 110 feet within a 250 foot thick zone of 1.3 oz Ag/st and 0.25% Cu, and a second higher-grade zone of 44 feet of 6.42 oz silver per short ton with 2.48% copper from 913 to 957 feet within a 187 foot thick zone of 1.7 oz Ag/st and 0.78% Cu (see table below).  Both zones of mineralization occur within skarn straddling a granodiorite dike.  The true thicknesses of these mineralized zones are unknown at this stage, however mineralization appears to be broadly disseminated and is relatively uniformly distributed within the skarn.

RRB12-03 is a -45° core hole that was drilled to test a west-northwest trending dike-filled corridor of skarn and a coincident surface soil anomaly of copper and other metals, adjacent to the Tertiary and Cretaceous age Bullion stock (see map below for locations of hole drilled by GSV).   This intercept represents a new, previously unknown zone of strong silver and copper mineralization. Previous holes have encountered relatively thin zones of copper, silver and other metals (see RRB12-01 and 02 in 2012 drill table on website).  Up to now, the Central Bullion target area has received only limited exploration due to drill permitting limitations.  With the Plan of Operations (POO) finalized in December, 2012, Gold Standard Ventures can now proceed with a more aggressive drilling program.

Dave Mathewson, Gold Standard`s Vice President of Exploration, states that “The Central Bullion target area has been of compelling interest from the onset of our Railroad exploration program because of the exceptional high grades of metals historically mined in the area combined with the presence of a large area of strong surface rock and soil geochemistry, and the limited amount drilling, especially with core, conducted in this target area.  RRB12-03 is by far the best hole we have drilled in the area, and it appears to be indicative of an important new zone of mineralization.”

Please see table below for detailed significant Intercepts.

CENTRAL BULLION DRILL HOLE RRB 12-03 Significant Intercepts
DRILL HOLE	TARGET	TD (FEET)	TD (METERS)	INTERCEPT (FEET)	THICKNESS (FEET)	GRADE (ozAu/st)	INTERCEPT (METERS)	THICKNESS (METERS)	GRADE gAu/T	OTHER AG,CU,PB,ZN, ETC.
RRB12-03	C. Bullion	1567	477.7	76-81	5	0.032	23.2-24.7	1.5	1.10	-
				20-270	250	-	6.1-82.3	76.2	-	1.28 oz/st Ag
										0.25% Cu
			Including	45-110	65		13.7-33.5	19.8		3.06 oz/st Ag
										0.80% Cu
										0.08% Mo
										1.08% Pb
										0.79% Zn
				680-710	30		207.3-216.5	9.1		0.71% oz/st Ag
										0.27% Cu
				913-1,100	187		278.4-335.4	57.0		1.7 oz/st Ag
										0.78% Cu
			Including	913-957	44		278.4 – 291.8	13.4		6.42 oz/st Ag
										2.48% Cu
										0.31% Pb
				1,182-1,208	26		360.4-368.5	7.9		0.63 oz/st Ag
										0.78% Cu
										0.83% Zn
				1,290-1,332	42		393.3-406.1	12.8		0.67 oz/st Ag
										0.52% Cu
										0.56% Zn
				1,449-1,466	17		441.8-447	5.2		0.31% Cu
										0.22% Zn

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 18,130 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our current drill plans are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; unanticipated geological formations, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Furthermore, the existence of gold deposits on nearby properties is not necessarily indicative of the mineralization on our properties. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.